Exhibit 99.1

China Rapid Finance Reports Third Quarter 2018 Unaudited Financial Results

--Profitability remained flat on improved operating efficiency--

--Net revenue down 23% Q/Q amidst regulatory and market uncertainty--

--Significant improvements in Breakeven Volume and Take Rate building a path toward profitability--

--Well positioned for future growth--

SHANGHAI, November 20, 2018 (PR NEWSWIRE) – China Rapid Finance Limited (NYSE: XRF) (“XRF” or “the Company”), operator of one of China’s largest consumer lending marketplaces, today reported its unaudited financial results for the third quarter ended September 30, 2018.

Dr. Zane Wang, Founder, Chairman and co-Chief Executive Officer of the Company, noted: “Our third quarter results reflect both the regulatory uncertainties impacting our industry, and the proactive approach we are taking to position ourselves as a leader in a healthier and safer industry ahead. XRF has taken active steps among its peers in submitting compliance documents.  We look forward to the next steps in verification by the authorities, which are expected to be completed before year end.”

Zane added: “Funding is key in our industry, and we have seen some incremental improvement in the sentiment of our institutional lenders. The Company has launched new trust fund programs in the third quarter and has more in the pipeline. We believe the confidence and trustworthiness of the industry will be far greater in the months ahead.”

Russell Krauss, co-Chief Executive Officer and Vice Chairman of the Company, commented: “Loan volumes are down across the industry. While we are responding to the current environment, we are not losing sight of our long-term strategy. By focusing on repeat borrowers, optimizing our cost structure and deploying new products, we are preparing for renewed growth. Our actions resulted in a significantly lower ‘Breakeven Volume’, down 46% sequentially. We also continued to improve our ‘Take Rate’, which tripled to 9.1% since last year. Financial performance remained flat, despite a significant drop in loan volume- giving us confidence we are making progress through this challenging period for the industry.”

Krauss emphasized, “We are not curtailing investments needed to innovate products and drive our business into new areas that better serve our customers. We also continue to recruit some of the best talent in the industry.  We are confident that XRF will emerge from this uncertain regulatory period with an optimized business model that offers accelerated growth and value.”

Kerry Shen, Chief Financial Officer of the Company, noted: “During this period, we remain committed to tightly controlling our operating expenses.  The cost-cutting efforts we initiated in the first half are bearing fruit, as you can see in our lower operating expense run rate this quarter.  Our new loyalty programs continue to serve our very best customers, resulting in average loan size up 65% in this quarter from the same period a year ago.  This reflects a key element of our strategy, and we are also moving beyond just loans to acquire customers and serve their needs.”

Operating Highlights

Please note that all figures refer to the third quarter of 2018, unless stated otherwise.

The Company noted the following operating highlights in the third quarter:

•

Number of loans facilitated totaled 0.8 million, down 54% sequentially.  The Company focused on repeat borrowers with excellent credit behavior, resulting in smaller number of loans. Our repeat rate of borrowers in the third quarter remained high at 75%, same as the second quarter of 2018.

•	Total loan volume of $194 million was down 52% sequentially. The consumption loan volume was down 53% to $134.7 million, and lifestyle loan volume down 50% quarter-on-quarter to $59.3 million.

•	Average loan size for all loans was $242, up 4% quarter-on-quarter to its highest level since the beginning of 2017, a result of loans going to more seasoned borrowers.

•

New borrowers added were 51 thousand, a sequential decrease of 30%. The new borrower growth demonstrated the Company’s commitment to operate conservatively and proactively focus on its most established long-term borrowers.  Notably, new loan product innovations are attracting high-quality new borrowers with favorable credit behaviors, including high credit scores, low default rate and healthily growing credit demand.

•

Streamlined operations and lowered operating expenses through continued cost management:  The Company reduced operating expense run rate by $4.2 million quarter-on-quarter, which resulted from continuous cost cutting efforts, and improved efficiency through accelerating automation of data verification process and other measures.

•	Product innovations: The Company continued to invest in product development aimed at further enhancing customer value, improving services and customer satisfaction.

•	Annualized loss rate of consumption loans as of September 30, 2018 was 4.8%.

	For the Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	QoQ
Number of loans facilitated (‘000)
Consumption loans	7,014	1,731	793	-54%
Lifestyle loans	11	11	7	-38%
Total	7,025	1,742	800	-54%
Number of new borrowers (‘000)
Consumption loans	921	64	45	-30%
Lifestyle loans	10	9	6	-33%
Total	931	73	51	-30%

Repeat borrower rate[1]	75%	75%	75%	-

Loan volume (in US$ millions)
Consumption loans	908.0	289.2	134.7	-53%
Lifestyle loans	122.3	118.3	59.3	-50%
Total	1030.3	407.5	194.0	-52%

Financial Highlights

Please note that all figures refer to the third quarter of 2018, unless stated otherwise.

Gross Billings and Revenue

~~•~~	Total gross billings on transaction and service fees[2] were $17.6 million, down 50% from $35.1 million in the second quarter of 2018.

o	Gross billings from Consumption loans were $3.6 million, down 62% from $9.4 million in the second quarter of 2018 mainly because of a 53% decrease in consumption loan volume.

o	Gross billings from Lifestyle loans were $14.1 million, down 45% from $25.7 million in the second quarter of 2018, mainly because of a 50% decrease in lifestyle loan volume.

[1]	Repeat borrower rate is defined as the total number of customers who borrowed more than once divided by the total number of borrowers on our marketplace. Both numbers are calculated since inception.
[2]

Gross billings on transaction and service fees is defined as transaction and service fees billed to customers and value-added service fees, inclusive of related value-added taxes, before deduction of customer acquisition incentives ("CAI").

•

Other revenue was $5.4 million, up $5.0 million sequentially.  This is mainly attributable to the new product design by partnering with e-commerce platforms where we can share a percentage of product margin or receive referral fees.

•

Net revenue was $17.6 million, down 23% quarter-on-quarter, mainly due to a decrease in total loan volume by 52%. Net revenue decreased slower than total loan volume, demonstrating the effectiveness of the Company’s strategy in serving high quality customers by providing credit and value-added services they need.

o

Net revenue take rate (net revenue as a percentage of total loan volume) more than tripled to 9.1% in this quarter from 2.6% a year ago and increased from 5.6% sequentially. This is mainly contributed by our value-added services to borrowers, which have significantly lowered our breakeven loan volume and paved a solid path toward profitability.

Operating Expenses

The Company reduced operating expense run rate by $4.2 million from the rate reported for the second quarter of 2018.

•	Servicing expenses were $2.2 million, down 23% quarter-on-quarter from $2.9 million in the second quarter of 2018, mainly due to improved efficiency in customer and loan collection services.

•	Sales and marketing expenses were $7.8 million, down 22% from $10.0 million in the second quarter of 2018. This was primarily due to lower new borrower acquisition.

•

General and administrative expenses were $14.9 million, down 10% from $16.5 million in the second quarter of 2018.  The decrease was primarily due to the expansion of automation and various improvements in our operating structure and was partly offset by increased expenses associated with regulatory activities.

•

Product development expenses[3] were $4.6 million, up 7% from $4.2 million in the second quarter of 2018.  The increase was driven by investment in new product technology and improvement in loan matching as well as our servicing platform.

[3]

Product development expenses include expenses incurred to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage our transaction and service platform. We recognize website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software,” respectively.

Net Income

•

GAAP net loss was $11.0 million, up from $10.6 million in the second quarter of 2018.  The widened net loss was mainly due to lower loan volume that resulted in decrease of gross billings and net revenue, significantly offset by improved operating efficiency.

•	GAAP EPS was ($0.17) per share, as compared to ($0.16) per share in the second quarter of 2018.

Balance Sheet and Cash Flow

As of September 30, 2018, the Company had cash and cash equivalents of $39.2 million and restricted cash of $2.5 million.  The Company had other current assets of US$13.8 million and shareholders’ equity of US$14.7 million.

Net cash used in operating activities in the third quarter was $15.1 million, which compares to $12.3 million in the second quarter of 2018.  The decrease was mainly due to the net loss of US$11 million.

The Company regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term.

Outlook

This outlook is based on information available as of the date of this press release, and is subject to change.  The outlook depends in part on a stable regulatory environment and continued access to funding.

Consistent with the trend of improved operating efficiencies and increased contributions from new products and services, the Company will continue to operate prudently through the regulatory transition and monitor our risk and growth policies carefully.

Conference Call:

The Company will hold a conference call on November 20, 2018 at 8:00 p.m. U.S. Eastern Time (November 21, 2018 at 9:00 a.m. China Standard Time) to discuss its financial results.

Participants may access the call by dialing the following numbers:

International:	+1 (412) 902-4272
United States Toll Free:	+1 (888) 346-8982
China Toll Free:	+86 4001-201203
Hong Kong Local Toll:	+852 301-84992
Conference ID:	China Rapid Finance call

A replay will be accessible through November 27, 2018 by dialing the following numbers:

United States:	+1 (877) 344-7529
International:	+1 (412) 317-0088
Replay Access Code:	10126485

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://ir.crfchina.com.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging middle-class mobile active consumers. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.  For more information, please visit http://ir.crfchina.com.

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted profit/(loss) before income tax expense, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that this measurement helps identify underlying trends in our business by excluding the impact of share-based compensation expenses and discretionary payments. We believe that it also provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted profit/(loss) before income tax expense is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net profit/(loss) or other consolidated statements of comprehensive profit/(loss) prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this announcement.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth below is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” "will," "expects," "anticipates," “aims,” "future," "intends," "plans," "believes," "estimates," “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance
Marlene Pan
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In the US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018
	USD	USD	USD	USD	USD
Revenue:
Transaction and service fees (net of customer acquisition incentive)	26,818	22,728	12,272	51,925	51,329
Other revenue and tax related surcharges	368	347	5,365	863	6,060
	27,186	23,075	17,637	52,788	57,389
Net interest income/(expense) and loan provision losses	(2)	(115)	(70)	9	(177)
Discretionary payments	-	-	-	-	(9,052)
Net Revenue	27,184	22,960	17,567	52,797	48,160
Operating expense:
Servicing expenses	(3,437)	(2,856)	(2,190)	(10,227)	(8,239)
Sales and marketing expenses	(11,863)	(10,015)	(7,767)	(31,601)	(28,273)
General and administrative expenses	(14,019)	(16,484)	(14,862)	(36,744)	(51,242)
Product development expenses	(2,319)	(4,239)	(4,555)	(7,148)	(12,982)
Total operating expenses	(31,638)	(33,594)	(29,374)	(85,720)	(100,736)
Other income (expense):
Other income (expense), net	135	116	816	261	1,223
Loss before income tax expense	(4,319)	(10,518)	(10,991)	(32,662)	(51,353)
Income tax expense	(41)	(34)	(36)	(69)	(415)
Net loss	(4,360)	(10,552)	(11,027)	(32,731)	(51,768)
Accretion on Series A convertible redeemable preferred shares to redemption value	-	-	-	(96)	-
Accretion on Series B convertible redeemable preferred shares to redemption value	-	-	-	(540)	-
Accretion on Series C convertible redeemable preferred shares to redemption value	-	-	-	(2,232)	-
Deemed dividend to Series C convertible redeemable preferred shareholders upon initial public offering	-	-	-	(82,034)	-
Net loss attributable to ordinary shareholders	(4,360)	(10,552)	(11,027)	(117,633)	(51,768)
Net loss	(4,360)	(10,552)	(11,027)	(32,731)	(51,768)
Foreign currency translation adjustment, net of nil tax	142	(39)	(303)	(7)	(54)
Comprehensive loss	(4,218)	(10,591)	(11,330)	(32,738)	(51,822)
Weighted average number of ordinary shares used in computing net loss per share
Basic	64,696,840	65,356,887	65,354,900	44,008,941	65,281,771
Diluted	64,696,840	65,356,887	65,354,900	44,008,941	65,281,771
Loss per share attributable to ordinary shareholders
Basic	(0.07)	(0.16)	(0.17)	(2.67)	(0.79)
Diluted	(0.07)	(0.16)	(0.17)	(2.67)	(0.79)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of
	September 30, 2017	June 30, 2018	September 30, 2018
	USD	USD	USD
Assets
Cash and cash equivalents	81,442	58,809	39,217
Restricted cash	14,145	2,708	2,501
Short-term investments	-	-	797
Loans receivable, net of allowance for loan losses US$103 thousand, US$206 thousand and US$612 thousand as of September 30, 2017, June 30, 2018 and September 30, 2018, respectively	450	1,917	10,816
Safeguard Program receivable	5,489	13,841	10,959
Receivables, prepayments and other assets	12,852	20,978	21,738
Property equipment and software, net	5,377	5,551	5,077
Total assets	119,755	103,804	91,105
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Liabilities:
Safeguard Program payable	17,536	14,057	11,099
Accrued liabilities	36,722	54,464	58,759
Income tax payable	1,976	1,981	1,906
Deferred revenue	1,175	8,220	4,673
Total liabilities	57,409	78,722	76,437
Shareholders’ equity:
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized; 64,699,757 shares issued and outstanding as of September 30, 2017; 65,436,297 shares issued, and 65,398,387 shares outstanding as of June 30, 2018; 65,759,210 shares issued, and 65,341,296 shares outstanding as of September 30, 2018)	6	6	6
Additional paid-in capital	281,038	282,833	283,749
Accumulated other comprehensive income	(920)	(494)	(797)
Accumulated deficit	(217,778)	(257,263)	(268,290)
Less: Treasury stock (nil as of September 30, 2017; 37,910 as of June 30, 2018; 417,914 shares as of September 30, 2018)	-	-	-
Total shareholders’ equity	62,346	25,082	14,668
Total liabilities, mezzanine equity and shareholders’ equity	119,755	103,804	91,105

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018	September 30, 2017	September 30, 2018
	USD	USD	USD	USD	USD
Net cash used in operating activities	7,090	(12,263)	(15,087)	(21,446)	(62,244)
Net cash used in investing activities	(751)	(333)	(12,126)	(1,240)	(12,791)
Net cash provided by financing activities	-	-	7,724	85,278	7,724
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	586	(461)	(310)	(133)	(525)
Net (decrease)/increase in cash, cash equivalents, and restricted cash	6,925	(13,057)	(19,799)	62,459	(67,836)
Cash, cash equivalents, and restricted cash at beginning of period	74,517	74,574	61,517	18,983	109,554
Cash, cash equivalents, and restricted cash at end of period	81,442	61,517	41,718	81,442	41,718

CHINA RAPID FINANCE LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	USD	USD	USD
Loss before income tax expense	(4,319)	(10,518)	(10,991)
Add: share-based compensation expense	425	398	917
Add: provision for discretionary payments	-	-	-
Add: impact from new revenue standard	-	-	-
Add: organization restructuring costs	-	1,386	-
Non-GAAP adjusted loss before income tax expense	(3,894)	(8,734)	(10,074)

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Six Months Ended
	June 30, 2017	June 30, 2018
	USD	USD
Revenue:
Transaction and service fees (net of customer acquisition incentive)	25,107	39,057
Other revenue and tax related surcharges	501	695
	25,608	39,752
Net interest income/(expense) and loan provision losses	11	(107)
Discretionary payments	-	(9,052)
Net Revenue	25,613	30,593
Operating expense:
Servicing expenses	(6,790)	(6,049)
Sales and marketing expenses	(19,738)	(20,506)
General and administrative expenses	(22,704)	(36,380)
Product development expenses	(4,850)	(8,427)
Total operating expenses	(54,082)	(71,362)

Other income (expense):
Other income (expense), net	126	407
Loss before income tax expense	(28,343)	(40,362)
Income tax expense	(28)	(379)
Net loss	(28,371)	(40,741)
Accretion on Series A convertible redeemable preferred shares to redemption value	(96)	-
Accretion on Series B convertible redeemable preferred shares to redemption value	(540)	-
Accretion on Series C convertible redeemable preferred shares to redemption value	(2,232)	-
Deemed dividend to Series C convertible redeemable preferred shareholders upon initial public offering	(82,034)	-
Net loss attributable to ordinary shareholders	(113,273)	(40,741)
Net loss	(28,371)	(40,741)
Foreign currency translation adjustment, net of nil tax	(149)	249
Comprehensive loss	(28,520)	(40,492)
Weighted average number of ordinary shares used in computing net loss per share
Basic	33,501,833	65,244,600
Diluted	33,501,833	65,244,600
Loss per share attributable to ordinary shareholders
Basic	(3.38)	(0.62)
Diluted	(3.38)	(0.62)